Jon C. Avina +1 650 843 5307 javina@cooley.com

August 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall

Erin Jaskot

Suying Li

Theresa Brillant

Re:	Maplebear Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 1, 2022

CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 15, 2022 with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 1, 2022. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 19, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your response to comment 1. Please revise your disclosure in the prospectus summary and in the “Core Principles of Our Financial Model” section to clarify that monthly active orderers may overstate the number of unique individuals as one customer may register for, and use, multiple accounts, and that fluctuations in the number of monthly active orderers is not necessarily indicative of changes in the company’s financial performance.

The Company has revised the disclosure on pages 3 and 95 of the Amended Draft Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Financial Model

Core Principles of Our Financial Model, page 95

2.

We note your response to comment 6. Given your disclosure throughout that long-term growth of revenue and GTV depends on your ability to increase the adoption of Instacart+ memberships, which drives increased customer engagement, we continue to believe that you should disclose the percentage of your customers that are Instacart+ members and include such information for prior periods as well. Where you include such disclosure, you may also disclose how the changes in the percentage of customers that are Instacart+ members may not necessarily be indicative of overall trends, performance, or growth. Please also revise your disclosure to discuss the amount and percent of GTV from Instacart+ members for prior periods so investors can understand any trends in the impact of membership on the business.

The Company respectfully advises the Staff that the amount and percent of GTV from Instacart+ members for prior periods are disclosed on page 97 of the Amended Draft Registration Statement. In addition, the Company has revised the disclosure on pages 11, 97, and 173 of the Amended Draft Registration Statement to disclose the number of Instacart+ members. As disclosed on page 97 of the Amended Draft Registration Statement, the Company is focused on increasing customer engagement through the continued adoption of Instacart+. However, the Company does not focus on the number of Instacart+ members or the percent of customers who are Instacart+ members, which may fluctuate in any given period and across periods in ways that do not reflect the Company’s operating and financial performance or trends in the Company’s business, including customer engagement. For example, Instacart+ membership may fluctuate as a result of free trial Instacart+ membership promotional offers, resulting in potentially misleading trends in membership growth, including as a percent of total customers. Accordingly, the Company believes that providing the number of Instacart+ members as of a recent date is more helpful to an investor’s understanding of the scale of the Instacart+ member base in relation to growth in overall GTV and total orders, when read in conjunction with existing disclosure in the Amended Draft Registration Statement for Instacart+ member contribution to GTV.

3.

We note that the “average monthly orders per monthly active orderer” and the “average monthly GTV per monthly active orderer” charts on page 95 present period-over-period trends for annual cohorts. Please provide information regarding how you calculated the data provided in the charts and the inputs used for each year in the charts. In addition, please clarify if the data used to calculate “year 5” orders and GTV is only from the 2017 annual cohort, while “year 4” orders and GTV include information from both the 2017 and 2018 annual cohorts. Please tell us why you believe it is appropriate to group together cohorts in this manner when you do not have data for each cohort for all of the periods shown. Please also discuss whether and why you expect these trends to continue for the cohorts not included in the current calculations.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 19, 2022

The Company respectfully submits the following supplemental information in response to the Staff’s comment. The Company has also revised the disclosure on page 97 of the Amended Draft Registration Statement to further clarify the calculations for the figures in the “average monthly GTV per monthly active orderer” chart (the “GTV MAO Chart”) and “average monthly orders per monthly active orderer” chart (the “Orders MAO Chart”). With respect to the calculation of the data provided in the charts on page 97 of the Amended Draft Registration Statement:

The figures for each year on the X-axis (each a “Year”) in the Orders MAO Chart and the GTV MAO Chart reflect average monthly orders or GTV, respectively, per MAO, weighted by the size of each customer cohort for the specified Year on the basis of monthly active orderers (“MAO”).1

Each Year includes the applicable calendar year of results for the different customer cohorts. Year 1 includes the first calendar year of results for all five cohorts (2017 through 2021), Year 2 includes the second calendar year of results for the 2017, 2018, 2019, and 2020 cohorts, Year 3 includes the third calendar year of results for the 2017, 2018, and 2019 cohorts, Year 4 includes the fourth calendar year of results for the 2017 and 2018 cohorts, and Year 5 includes the fifth calendar year of results for the 2017 cohort. The Company groups its cohorts by Year in this manner to show the trajectory of average customer engagement as cohorts mature over time. Even though the Company cannot show as many Years of data for more recent cohorts, the Company believes that this grouping method is appropriate to demonstrate overall customer engagement over time because it reduces outsized impacts of factors such as the COVID-19 pandemic by averaging each Year across all applicable cohorts. The Company has further revised the disclosure on page 97 of the Amended Draft Registration Statement to clarify its cohort grouping methodology and to discuss potential future trends in its customer cohort behavior, including its more recent customer cohorts.

As an example to illustrate the calculation for the figure in each Year, the Year 2 figure in the GTV MAO Chart is calculated by taking the average of the average monthly GTV per MAO in the applicable Year 2 for each of the 2017, 2018, 2019, and 2020 cohorts, weighted by size of each cohort’s MAO. Average monthly GTV per MAO for each cohort’s Year 2 is calculated by (1) determining the GTV per MAO in each calendar month2 and (2) taking the average of each monthly GTV per MAO, weighted on the basis of the number of MAO for each month. For example, for the Year 2 calculation for the 2019 cohort, average monthly GTV per MAO reflects the weighted average GTV per MAO for January 2020 through December 2020, inclusive. The average monthly GTV per MAO for all cohorts’ Year 2 are averaged after weighting each cohorts’ Year 2 size of MAO. For example, to arrive at $317, the figure shown in the GTV MAO Chart for Year 2, the weighted average is taken across the 2017, 2018, 2019, and 2020 cohorts’ average monthly GTV per MAO for the applicable Year 2, weighted based on the total number of MAO in each cohort’s Year 2.

[1]

As disclosed on page 97 of the Amended Draft Registration statement, a monthly active orderer is a customer who places at least one order on Instacart in any particular month in that customer’s year of activation.

[2]

As disclosed on page 97 of the Amended Draft Registration statement, each MAO belongs to the annual cohort in which that customer made an initial order. For each month in which a MAO places at least one order, that customer is included as a single MAO for purposes of calculating average GTV or orders, as applicable, per MAO for that month.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 19, 2022

Key Business and Non-GAAP Metrics, page 100

4.

We note your revised disclosure on pages 104 and 120 in response to comment 23. Please revise to remove the adjustment “net reduction in revenue related to equity agreements with certain retailers” from Adjusted EBITDA. In this regard, it appears that your presentation substitutes individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company has revised the disclosure on pages 109 and 132 of the Amended Draft Registration Statement to address the Staff’s comment.

5.

We note your response to comment 24. Please expand footnote (3) on page 104 to describe the adjustment for “reserves for sales and other indirect taxes” and explain why this adjustment provides useful information to investors regarding your business operations.

The Company has revised the disclosure on pages 110 and 133 of the Amended Draft Registration Statement to address the Staff’s comment.

Management

Role of the Board in Risk Oversight, page 171

6.

We note your amended disclosure in response to comment 29 and reissue in part. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks in connection with the company’s service providers.

The Company has revised the disclosure on pages 189-190 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 19, 2022

General

7.	Please revise to include a “Determination of Offering Price” section. Refer to Item 505 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included the disclosure required under Item 505 of Regulation S-K on page 251 of the Amended Draft Registration Statement.

*            *             *

Please contact me at (650) 843-5307 or Jonie Kondracki at (415) 693-5307 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.

Morgan Fong, Maplebear Inc.

Bradley Libuit, Maplebear Inc.

Hyun Jee Son, Maplebear Inc.

Rachel Proffitt, Cooley LLP

Jonie Kondracki, Cooley LLP

Milson Yu, Cooley LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com